Exhibit 99.1

VIA ELECTRONIC TRANSMISSION TO ALL APPLICABLE EXCHANGES AND COMMISSIONS: RE: BROOKFIELD BUSINESS CORPORATION Confirmation of Notice of Record and Meeting Dates We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities. We advise the following with respect to the upcoming Annual General Meeting of Security Holders for the subject issuer: 1 ISIN: CA11259V1067 CUSIP: 11259V106 2 Date Fixed for the Meeting: June 20, 2024 3 Record Date for Notice: May 1, 2024 4 Record Date for Voting: May 1, 2024 5 Beneficial Ownership Determination Date: May 1, 2024 6 Classes or Series of Securities that entitle the holder to receive Notice of the Meeting: CLASS B MULTIPLE VOTING SHARES 7 Classes or Series of Securities that entitle the holder to vote at the meeting: CLASS B MULTIPLE VOTING SHARES 8 Business to be conducted at the meeting: Annual General 9 Notice-and-Access: Registered Shareholders: YES Beneficial Holders: YES Stratification Level: Not Applicable 10 Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners: NO 11 Issuer paying for delivery to Objecting Beneficial Owners: YES Yours truly, TSX Trust Company April 4, 2024 CLASS A EXCHANGEABLE SUBORDINATE VOTING SHARES CLASS A EXCHANGEABLE SUBORDINATE VOTING SHARES TSX TRUST COMPANY VANCOUVER 733 Seymour Street, Suite #2310 Vancouver, BC V6B 0S6 T 604 689-3334 CALGARY Telus Sky Building 2110, 685 Centre Street SW Calgary Alberta T2G 1S5 T 403 218-2800 TORONTO 301 - 100 Adelaide Street West Toronto ON M5H 4H1 Toll Free 1-866-600-5869 T 416 361-0930 MONTRÉAL 1701 - 1190, avenue des Canadiens-de-Montréal, C. P. 37 Montréal (Québec) H3B 0G7 T 514 395-5964